SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 10, 2025 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Buenos Aires, Argentina – November 10, 2025 – CRESUD S.A.C.I.F. y A. (NASDAQ:CRESY, ByMA:CRES), leading Latin American agricultural company, reported that, due to the cash and in kind dividend and own shares distributed to the shareholders on November 7, 2025, the terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

●
Ratio previous to the adjustments: 1.4075;

●
Ratio after the adjustments (current): 1.5417.

Warrant exercise price per new share to be issued:

●
Price previous to the adjustments: USD 0.4019;

●
Price after the adjustments (current): USD 0.3669.

The other terms and conditions of the warrants remain the same.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

November 10, 2025